Exhibit 99.1

February 2, 2023

All Canadian Securities Regulatory Authorities

Dear Mesdames/Sirs:

Re: 2023 Annual General Meeting of Gold Royalty Corp. (AMENDMENT)

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

Issuer:	Gold Royalty Corp.
Meeting Type:	Annual General Meeting (Amended)
CUSIP #:	38071H106
Class of Security entitled to receive Notice:	Common
Class of Security entitled to Vote:	Common
Record Date for Notice:	January 30, 2023
Record Date for Voting:	January 30, 2023
Beneficial Ownership Determination Date:	January 30, 2023
Meeting Date:	March 28, 2023
Place of Meeting:	Vancouver, British Columbia
Company sending materials directly to NOBOs:	No
Company to pay for delivery of materials to OBOs:	Yes
Notice-and-Access for Registered Holders:	Yes
Registered Holders Stratification Criteria:	Not applicable
Notice-and-Access for Beneficial Holders:	Yes
Beneficial Holders Stratification Criteria:	Not applicable

If you require further information, please contact the undersigned.

Yours truly,

GOLD ROYALTY CORP.

/s/ Andrew Gubbels

Andrew Gubbels
Chief Financial Officer

Suite 1830, 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3 t (604) 396 3066